

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2011

<u>Via E-mail</u>
Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Daily Net Asset Value Trust, Inc.
405 Park Avenue
New York, New York 10022

> **Re: American Realty Capital Daily Net Asset Value Trust, Inc.**
> **Post-effective amendment to Form S-11**
> **Filed December 21, 2011**
> **File No. 333-169821**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to comment no. 1 of our letter dated December 20, 2011. Based on the response, we do not agree that you have a reasonable basis for an estimated dividend yield and believe that you should revise your disclosure to remove any reference to an annual yield. When disclosing that your board has declared a contingent dividend based on its estimates of future operating cash flows, please provide only the factual information regarding the daily rate of such dividend and include balancing language, including appropriate risk factor disclosure, that (i) you currently own no operating properties and have no historical operating cash flows, (ii) you may not be able to pay such distribution and (iii) to the extent such distribution is paid, it may be paid out of sources other than operating cash flows, including offering proceeds. Finally, please confirm that you will not include an annual yield in your

prospectus or any marketing materials until you have paid such rate for two consecutive quarters.

2.   Please tell us how you evaluated whether the probable acquisitions are considered significant for the purposes of including financial information in your registration statement. To the extent the Company has determined that the probable acquisitions are significant, the proposed pro forma financial information should be revised to comply with Article 11 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
    Proskauer Rose LLP